SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Paxton Energy, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70423P 30 4

(CUSIP Number)

Charles Volk Family Revocable Trust
295 Highway 50, Suite 2
Lake Village Professional Building
Stateline, NV 89449
Tel: (775) 588-2390
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

June 6, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70423P 30 4

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles Volk Revocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	7	SOLE VOTING POWER 14,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 70423P 30 4

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles F. Volk, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 18,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 18,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Paxton Energy Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 295 Highway 50, Suite 2, Lake Village Professional Building, Stateline, NV 89449.

Item 2. Identity and Background.

This statement is being filed by Charles Volk Revocable Family Trust, a California Family Trust (“CVRFT”) and Charles F. Volk, Jr., an individual residing in Nevada (“Volk” and together with CVRFT, the “Reporting Persons”). Volk is the Chief Executive Officer and a Director of the Issuer and the Trustee of CVFRT.  Volk’s business address is 295 Highway 50, Suite 2, Lake Village Professional Building, Stateline, NV 89449. Volk is a citizen of the United States of America.

During the last five years, Volk has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 18, 2010, the Issuer granted Volk options to purchase 3,000,000 shares of common stock, which options were to vest immediately, subject to the approval of the shareholders of certain actions, which were received on June 29, 2010.

On June 6, 2011, the Issuer agreed to issue Volk 15,000,000 shares of common stock as a bonus for services rendered to the Company.  Volk requested that 14,000,000 shares be issued to the CVRFT and 1,000,000 shares to him personally.

Item 4. Purpose of Transaction.

The purpose of the transaction is to reward Volk for his service and efforts on behalf of the Issuer.  Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of June 17, 2011, CVFRT may be deemed to own 14,000,000 shares or 23.8% of the Issuer’s Common Stock and Volk may be deemed to own 18,000,000 shares or 29.2% of the Issuer’s Common Stock, including 3,000,000 shares of common stock issuable upon currently exercisable common stock purchase options. All percentages set forth in this Schedule 13D are calculated based on 58,715,556 shares of Common Stock outstanding as of June 17, 2011, as per the records of the transfer agent of the Issuer. The Reporting Persons have not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 20, 2011

CHARLES VOLK REVOCABLE FAMILY TRUST

By:	/s/ CHARLES F. VOLK, JR.
Name:	Charles F. Volk, Jr.
Title:	Trustee

/s/ CHARLES F. VOLK, JR.
Charles F. Volk, Jr.

Exhibit 1
JOINT FILING AGREEMENT

Charles Volk Revocable Family Trust and Charles F. Volk, Jr., in compliance with Rule 13d-1(k) of the Securities Exchange Act of 1934, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

Date: June 20, 2011	Charles Volk Revocable Family Trust

/s/ Charles F. Volk, Jr.
	Name:	Charles F. Volk, Jr.
	Title:	Trustee

/s/ Charles F. Volk, Jr.
	Name:	Charles F. Volk, Jr.